GRUPO CARSO, S.A.B. DE C.V.

RECEIVED

2008 APR 18 A 9:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 10, 2008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Reference: Grupo Carso, S.A.B. de C.V.
File Number: 82-3175

Attached, please find the English version of the Meetings of Grupo Carso, S.A.B. de C.V., related to the Shareholders General Ordinary Assembly, which will be held on April 28, 2008.

PROCESSED
APR 22 2008
THOMSON FINANCIAL

08001986

Sincerely.

C.P. Quintín Humberto Botas Hernández
Attorney in fact

Lic. Alejandro Archundia Becerra
Attorney in fact

4/21

GRUPO CARSO, S.A.B. DE C.V.
CALL FOR
ORDINARY SHAREHOLDERS GENERAL ASSEMBLY

By agreement of the Board of Directors, the shareholders of Grupo Carso, S.A.B. de C.V., are called for the Ordinary Shareholders General Assembly that will be held on April 28, 2008, at 10:00 hours, on Av. Paseo de las Palmas, No. 736, Col. Lomas de Chapultepec, Delegación Miguel Hidalgo, México, D.F., to discuss the items included in the following:

AGENDA

I. Presentation, for effects that apply: of the General Director's Report about the course of business and the operation of the corporation corresponding to the fiscal year that ended on December 31, 2007, which includes the Profit and Loss Statement as of that date and the External Auditor Expert Opinion; on the opinion and the Board of Directors Reports to which subsections c), d) and e) of Section IV of Article 28 of the Securities Market Act; of the report of the Committee with Auditing functions, of Corporate Practices and Finance and Planning; and the report regarding the tax obligations compliance. Resolutions to that regard.

II. Presentation and, if such were the case, approval of a proposal concerning the profit distribution, that includes the payment made to the shareholders of a cash dividend of $0.60 Domestic Currency per stock, coming from the balance of the net tax profit account, payable as of the May 15, 2008. Resolutions to that regard.

III. If such were the case, ratify the Board of Directors and General Directors management for corporate year 2007 Resolutions to that regard.

IV. Designate or ratify, as the case maybe, of the members and Board of Directors and the Chairman of the Corporate and Auditing Practices. Adopt the resolutions to that regard, and of those related of the independence of the Board Members and fees, as well as, of others matters deriving from the aforesaid.

V. Agreements on obtaining the certificated copy of Corporation's by-laws, legitimacy and fulfillment of the resolutions adopted by the Assembly, and the appointment of Special Delegates to carry act the actions required for that purpose, Resolutions to that regard.

To have the right to attend, and if such were the case, to vote in the Assembly, the shareholder must obtain the corresponding admission cards at the latest on April 25, 2008, in Exchange of the deposit of the titles of their stocks at the address indicated on the last paragraph herein, or to submit to the Corporation the proof of their deposit in a credit institution of the country or abroad o in a stock Exchange in the Mexican Republic. Whenever dealing with stocks that have been deposited in S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., (Securities Deposit Institution) the admission cards shall be issued at the moment of exchanging the corresponding evidence with the Corporation, and if such were the case, of the additional listings with legal validity.

The information and the documents related to each one of the items included on the Agenda shall be made available to the shareholders, free of charge, fifteen natural days before the date of the Assembly. The shareholders can be represented by an attorney-in-fact appointed by simple power of attorney, pursuant Article Eighteenth of the Corporation's By-laws and, without prejudice to the above mentioned, shall have the right to be represented by those persons that provide evidence of their capacity with the power of attorney forms created by the Corporation, that will be made available to them via the securities market brokers or at the Corporation, also fifteen natural days before the date of the Assembly.

The admission cards, the information, and the documents and forms to which the two previous paragraphs refers to, shall be made available to the shareholders, or to their representatives duly authorized, or to the securities market brokers, as the case may be, at Miguel de Cervantes Saavedra No. 255, Col. Granada, Delegación Miguel Hidalgo, México, D.F., (Telephone 53 28 58 30), on business days and hours.

Mexico, D.F., April 7, 2008.

(Signature)
Lic. Sergio Medina Noriega
Secretary of the Board of Directors

END